UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
________________

SCHEDULE TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

ILLUMINA, INC.
(Name of Subject Company)
CKH ACQUISITION CORPORATION
ROCHE HOLDING LTD
(Names of Filing Persons — Offeror)

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)
________________

452327109
(Cusip Number of Class of Securities)

Beat Kraehenmann
Roche Holding Ltd
Grenzacherstrasse 124
CH-4070 Basel
Switzerland
Telephone: +41-61-688-4111
(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of Filing Persons)

Copies to:

Marc O. Williams
Davis Polk & Wardwell LLP
450 Lexington Avenue
New York, New York 10017
Telephone: (212) 450-4000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee*
N/A	N/A

*	A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

☐
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable.	Filing Party:	Not applicable.
Form or Registration No.:	Not applicable.	Date Filed:	Not applicable.

☑	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☑	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

Strengthening Roche Diagnostics' offering in life sciences research and diagnostics

Illumina Acquisition: Conference call with media, analysts and investors 25 Jan
2012

This presentation contains certain forward -looking statements. These forward
-looking statements may be identified by words such as 'believes', 'expects',
'anticipates', 'projects', 'intends', 'should', 'seeks', 'estimates', 'future'
or similar expressions or by discussion of, among other things, strategy, goals, plans or intentions. Various factors may cause actual results to differ materially in the future from those reflected in forward -looking statements contained in this presentation, among others:

1 pricing and product initiatives of competitors;

2 legislative and regulatory developments and economic conditions;

3 delay or inability in obtaining regulatory approvals or bringing products to market;

4 fluctuations in currency exchange rates and general financial market conditions;

5 uncertainties in the discovery, development or marketing of new products or new uses of existing products, including without limitation negative results of clinical trials or research projects, unexpected side-effects of pipeline or marketed products;

6 increased government pricing pressures;

7 interruptions in production

8 loss of or inability to obtain adequate protection for intellectual property rights;

9 litigation;

10 loss of key executives or other employees; and

11 adverse publicity and news coverage.

Any statements regarding earnings per share growth is not a profit forecast and should not be interpreted to mean that Roche's earnings or earnings per share for this year or any subsequent period will necessarily match or exceed the historical published earnings or earnings per share of Roche.

For marketed products discussed in this presentation, please see full prescribing information on our website -- www.roche.com All mentioned trademarks are legally protected

THIS PRESENTATION IS FOR INFORMATIONAL PURPOSES ONLY AND DOES NOT CONSTITUTE AN
OFFER TO PURCHASE OR A SOLICITATION OF AN OFFER TO SELL ILLUMINA COMMON STOCK.
THE SOLICITATION AND OFFER TO BUY ILLUMINA COMMON STOCK WILL ONLY BE MADE
PURSUANT TO AN OFFER TO PURCHASE AND RELATED MATERIALS. INVESTORS AND SECURITY
HOLDERS ARE URGED TO READ THESE MATERIALS CAREFULLY WHEN THEY BECOME AVAILABLE
SINCE THEY WILL CONTAIN IMPORTANT INFORMATION, INCLUDING THE TERMS AND
CONDITIONS OF THE OFFER. THE OFFER TO PURCHASE AND RELATED MATERIALS WILL BE
FILED BY ROCHE WITH THE SECURITIES AND EXCHANGE COMMISSION (SEC), AND INVESTORS
AND SECURITY HOLDERS MAY OBTAIN A FREE COPY OF THESE MATERIALS (WHEN AVAILABLE)
AND OTHER DOCUMENTS FILED BY ROCHE WITH THE SEC AT THE WEBSITE MAINTAINED BY
THE SEC AT WWW. SEC.GOV. THE OFFER TO PURCHASE AND RELATED MATERIALS MAY ALSO
BE OBTAINED (WHEN AVAILABLE) FOR FREE BY CONTACTING THE INFORMATION AGENT FOR
THE TENDER OFFER, MACKENZIE PARTNERS, AT (212) 929-5500 OR (800) 322-2885
(TOLL-FREE).

ROCHE WILL BE FILING A PROXY STATEMENT ON SCHEDULE 14A AND OTHER RELEVANT
DOCUMENTS WITH THE SEC IN CONNECTION WITH ITS SOLICITATION OF PROXIES FOR THE
2012 ANNUAL MEETING OF ILLUMINA (THE "PROXY STATEMENT") . PROMPTLY AFTER FILING
A DEFINITIVE PROXY STATEMENT WITH THE SEC, ROCHE WILL MAIL THE PROXY STATEMENT
AND A PROXY CARD TO EACH ILLUMINA STOCKHOLDER ENTITLED TO VOTE AT THE 2012
ANNUAL MEETING. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROXY
STATEMENT CAREFULLY AND IN ITS ENTIRETY WHEN IT BECOMES AVAILABLE AND ANY OTHER
RELEVANT DOCUMENTS FILED WITH THE SEC BECAUSE THEY WILL CONTAIN IMPORTANT
INFORMATION. INVESTORS AND SECURITY HOLDERS MAY OBTAIN A FREE COPY OF THESE
MATERIALS (WHEN AVAILABLE) AND OTHER DOCUMENTS FILED BY ROCHE WITH THE SEC AT
THE WEBSITE MAINTAINED BY THE SEC AT WWW. SEC.GOV. THE PROXY STATEMENT AND
RELATED MATERIALS MAY ALSO BE OBTAINED (WHEN AVAILABLE) FOR FREE BY CONTACTING
THE INFORMATION AGENT FOR THE TENDER OFFER, MACKENZIE PARTNERS, AT (212)
929-5500 OR (800) 322-2885 (TOLL-FREE).

ROCHE HOLDING LTD, CKH ACQUISITION CORPORATION AND THE INDIVIDUALS NOMINATED BY
CKH ACQUISITION CORPORATION FOR ELECTION TO ILLUMINA'S BOARD OF DIRECTORS (THE
"ROCHE NOMINEES") MAY BE DEEMED TO BE PARTICIPANTS IN THE SOLICITATION OF
PROXIES FROM ILLUMINA STOCKHOLDERS FOR USE AT THE 2012 ANNUAL MEETING OF
STOCKHOLDERS, OR AT ANY ADJOURNMENT OR POSTPONEMENT THEREOF. THE DIRECTORS AND
EXECUTIVE OFFICERS OF ROCHE HOLDING LTD AND CKH ACQUISITION CORPORATION WHO MAY
BE PARTICIPANTS IN THE SOLICITATION OF PROXIES HAVE NOT BEEN DETERMINED AS OF
THE DATE OF THIS PRESENTATION. NO ADDITIONAL COMPENSATION WILL BE PAID TO SUCH
DIRECTORS AND EXECUTIVE OFFICERS FOR SUCH SERVICES. INVESTORS AND SECURITY
HOLDERS CAN OBTAIN ADDITIONAL INFORMATION REGARDING THE DIRECT AND INDIRECT
INTERESTS OF THE ROCHE NOMINEES AND OTHER PARTICIPANTS BY READING THE
DEFINITIVE PROXY STATEMENT WHEN IT BECOMES AVAILABLE.

Strategic Rationale

Transforming acquisitions have strengthened the Diagnostics business

*Immunohistochemistry / In situ hybridisation ** Electrochemiluminescence ***Polymerase Chain Reaction

1991 2003 2007 2012

Access to leading Sequencing technology Access to leading IHC/ISH* technology
Access to leading ECL** technology Access to leading PCR*** technology

Technologies

 Market position

PCR***

Immunoassays

Clinical Chemistry

IHC/ISH*

Sequencing

      # 1 Molecular Testing

             # 1 Serum Work Area

# 1
Tissue Testing

        # 1 Sequencing

Roche Diagnostics Overview

Illumina Overview

Acquisition Rationale

Transaction Financials

Roche Diagnostics: Leading business in IVD

Number 1 in in-vitro diagnostics* (IVD)

Growing above the market**

Broad array of technologies

Chemistry and ELISA

Arrays

Sequencing

IHC/ ISH

PCR

Cellular analysis

Active in over 130 countries

Commercial Reach
Direct Roche Presence Distributors

Source: Industry Analyst Reports, Company reports * Based on 2010 data ** Sept YTD 2011 growth (LC)

Roche Diagnostics: Broad portfolio

Spanning Life Sciences, Lab Diagnostics and Patient self-monitoring

8% of sales

64% of sales

28% of sales

% Divisional sales 2010

Life Science

App. Science

Academia and Pharma

In Vitro Diagnostics (IVD)

Molecular Dx

Molecular lab Blood screen.

Tissue Dx

Pathology lab

Professional Dx

Central lab ER / ICU Doc. office

Diabetes Care

Diabetes Patient

Roche Diagnostics: Applied Science business

Provides access to basic science, potential new biomarkers and emerging technologies

Life Science App. Science

Academia and Pharma

PCR

Arrays

Sequencing

Cellular

[] Access to leading scientific institutions and biotech companies

[] Active participation in cutting-edge  research

[] Gain first-hand  experience to pioneer transition of new tools into clinical diagnostics

Roche Diagnostics Overview

Illumina Overview

Acquisition Rationale

Transaction Financials

Illumina: Company overview

Solid business with strong revenue and margins

Company Facts
[]Founded in 1998 []Based in San Diego, California []~2,100 FTEs (year-end
2010)

2010 Financials
[]Revenue '10: USD 903 m []CAGR '06--'10: 49% []Operating Margin: 23%

Source: Analyst reports, Thomson Financials, Company website

* not complete product range

Product Portfolio*

Sequencing

Microarrays

HiSeq 2000

MiSeq

GA IIx

HiSeq 1000

HiScan SQ

HiScan

iScan

 Bead Xpress

2010 Business Mix

Segment Mix

7%

35%

6%

22%

30%

Sequencing Instruments Service Sequencing Consumables Arrays Instruments Arrays
Consumables

Customer Mix

10%

10%

80%

Academic and Gov't Clinical Pharma/Biotech Applied/Industry

Geographic Mix

20%

25%

55%

U. S. ROW

Europe

Roche Diagnostics Overview

Illumina Overview

Acquisition Rationale

Transaction Financials

<

Acquisition Rationale

Increase market participation

Strengthen portfolio

Unlock commercial potential

Entry into IVD

<

Rationale: Increase market participation

Strengthens presence in fast-growing market

Sequencing Market

Projected sales, m USD

200 201 2015
  5   0    E

Source: Analysts reports, Roche analysis

Key Growth Drivers

[] Increasing ease of use, throughput, speed and affordability [] Biomarker discovery opportunities [] Adoption into clinical and routine diagnostics (e.
g.  oncology, virology)

Market Challenges

[] Research funding environment [] Rapidly evolving technologies [] Transition to IVD

Next Generation Sequencing Sanger Sequencing

700

1,200

2,100

+12%

Rationale: Strengthen portfolio

Complements Roche's offering in sequencing

                       'Short Read' Applications
Whole genome
Re-sequencing RNA-seq Epigenomics
-------------

  'Long Read' Applications
Amplicon De-Novo

Illumina

Roche

High throughput

Low throughput

Illumina

Roche

GS FLX

MiSeq

GS Junior

Source: Roche analysis

Rationale: Strengthen portfolio

Broadens menu of technologies for diagnostics customers

			Discovery	Routine IVD
Genomics (DNA/RNA)	Sequencing	*SR*	illumina	In development
		LR	454 SEQUENCING	
	Microarrays	*HT*	illumina	BeadXpress
		LT	NimbleGen	
	PCR		LightCycler	cobas – cobas 4800
Tissue	IHC/ISH		VENTANA – Benchmark	
Proteomics	Immunoassay		cobas – cobas e modules	
Metabolics	Chemistry		cobas – cobas c modules	

SR = short reads; LR = long reads; HT = high throughput; LT = low throughput
Source: Company website

15

Rationale: Unlock commercial potential

Leveraging each company's strengths

Illumina Sales 2010 USD 903 m

U. S.

Source: Company reports, Analysts reports

45%

55%

Ex U.S.

Roche Sales 2010 CHF 10,415 m

Ex US

77%

23%

U. S

[] Focused on large academic facilities

[] Solid relationships with genome centers

[] Strong presence in U.S.

[] Large installed base in hospital and universities

[] Established infrastructure in clinical diagnostics

[] Global commercial presence

<

Rationale: Entry into IVD market

Utilise Roche's comprehensive diagnostics expertise to accelerate transition of sequencing into routine clinical use

Sequencing as Sequencing as
research tool routine IVD test

Development research    IVD system and  Technical and clinical Regulatory approval   Scale, global reach,
 systems and reagents assay development         validation      and reimbursement  established diagnostic
                                                                                              network

Rationale: Entry into IVD market

Leverage unique Roche Rx-Dx collaboration to develop IVD companion diagnostics tests

Pharmaceuticals

Research

Development

Commercialisation

Unrestricted know-how    More efficient Faster adoption of PHC solutions
         and IP exchange  development                      (medicine and test)

                                                       Technically validated
IVD Clinically validated Research assay assay IVD assay

Diagnostics

Rationale: Summary

Increase      Strengthen our participation in fast-growing and increasingly
market        important sequencing market
participation

Strengthen     Strengthens Roche's portfolio in sequencing and microarrays
portfolio      and complements offering in genomics research and
               diagnostics
Unlock         Capitalise on the combined capabilities and customer
commercial
potential      network of both companies to fully realise the potential of the business
               Leverage Roche's diagnostics expertise and global reach to
Entry into IVD drive biomarker discovery and transition of sequencing into clinical and routine diagnostics

Roche Diagnostics Overview

Illumina Overview

Acquisition Rationale

Transaction Financials

Transaction Financials: Staying focused
Aim to lead in selected business/disease areas

	Oncology	Inflammation/ Autoimmune	Macular/Retinal diseases	Biologics	Diagnostics	Sequencing
Roche	1	7	2*	1	1	1
Novartis	2	5	1*			
Abbott		1		4	2	
Sanofi	4			6		
Pfizer	6	2	7	8		
Merck	10	8	3	9		
JNJ	8	3		5	4	
AstraZeneca	5					
Amgen		4		2		

- Market leading position in sequencing
- Access to solid business with sustainable cash flow and margins
- Complements current business
- Consistent with prior investments in genetics and diagnostic business

Sources: IMS MIDAS in PADDS, Diagnostic industry analyst reports, Company reports; Based on 2010 sales
* Lucentis sold by Roche in US, by Novartis in RoW

21

Transaction Financials: Summary

[] In line with our stated M and A policy

[] Solid business with sustainable cash flow and attractive margins

[] Financial flexibility of Roche Group not significantly affected

Transaction Financials: Overview

           []  $44.50 per share in cash for each outstanding share of Illumina (fully diluted)
           []  Transaction valued at approximately $5.7 billion on a fully diluted basis
           []  Intend to promptly commence tender offer following repeated attempts to engage
Offer          Illumina management in discussions for a negotiated transaction
           []  Intend to promptly commence process to nominate slate of directors and make other proposals at Illumina's 2012 annual meeting which, if adopted, would result in Roche-nominated directors comprising a majority of Illumina's Board
---------- --- ---------------------------------------------------------------------------------
           []  64% premium to $27.17, Illumina's unaffected close on Dec 21, 2011
Implied
           []  61% premium to $27.65, Illumina's 1-month average trading price*
Premium
           []  43% premium to $31.02, Illumina's 3-month average trading price*
---------- --- ---------------------------------------------------------------------------------
           []  Tender by Illumina stockholders of number of shares, which, together with shares
Offer          owned by Roche, represents at least a majority of total number of shares outstanding on a fully diluted basis
Conditions []  Roche's satisfaction that the anti-takeover provisions of the Delaware General
               Corporation Law are inapplicable to the proposed merger

* As of December 21, 2011, the day before market rumors about a potential transaction between Roche and Illumina drove Illumina's stock price significantly higher

<

Transaction Financials: Next steps

[] Promptly commence tender offer to purchase all of the outstanding common stock of Illumina

[] Offer will be subject to customary conditions

[] Commence process to nominate slate of directors and make other proposals at
Illumina's 2012 annual meeting which, if adopted, would result in Roche-
nominated directors comprising a majority of Illumina's Board

[] Commence regulatory process

Summary

Deploying capital for the right strategic purposes

[] Offer of $44.50   cash per share, representing an attractive value to
Illumina's stockholders

[] Sustainable cash flows and attractive margins

[] Accretive to core EPS and operating profit in the first year post-closing

[] Financial flexibility of the Roche Group not significantly affected

Strengthens Roche's footprint in attractive and fast-growing sequencing market

Enables Roche to access a solid business with positive cash flow and strong margins

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